As filed with the Securities and Exchange Commission on September 30, 1998
                                                    Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
--------------------------------------------------------------------------------
                            SENECA FOODS CORPORATION
             (Exact name of registrant as specified in its charter)
                        New York                       16-0733425
              (State or other jurisdiction          (I.R.S. Employer
            of incorporation or organization)       Identification No.)
                           1162 Pittsford-Victor Road
                            Pittsford, New York 14534
                                 (716) 385-9500
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                                 KRAIG H. KAYSER
                      President and Chief Executive Officer
                           1162 Pittsford-Victor Road
                            Pittsford, New York 14534
                                 (716) 385-9500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                            WILLIAM I. SCHAPIRO, Esq.
                        Jaeckle Fleischmann & Mugel, LLP
                             800 Fleet Bank Building
                              Twelve Fountain Plaza
                             Buffalo, New York 14202
                                 (716) 856-0600

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plan, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------

                                                                   Proposed Maximum        Proposed Maximum
    Title of Each Class of Securities          Amount to be         Offering Price             Aggregate              Amount of
            to be Registered                    Registered           Per Share (1)          Offering Price        Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Shares of Class A Common Stock,
par value $0.25 per share...............         346,570                  $12.00              $4,158,840.00            $1,227.00
------------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act on the basis of the average of the high and low sales prices of the registrant's Class A Common Stock, as reported by the NASDAQ National Market on September 24, 1998 which was $12.00.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                   PROSPECTUS
                                 346,570 Shares
                            SENECA FOODS CORPORATION
                              Class A Common Stock

         All of the shares of Class A Common Stock, $0.25 par value per share ("Class A Common Stock") of Seneca Foods Corporation (the "Company") offered hereby (the "Offering"), are being sold by The Pillsbury Company, a Delaware corporation ("Pillsbury" or the "Selling Security Holder"). The shares of Class A Common Stock are entitled to one-twentieth (1/20) of one vote per share whereas the shares of the Company's Class B Common Stock, $0.25 par value per share ("Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") are entitled to one vote per share on all matters presented to the Company's shareholders. See "Selling Security Holder" and "Risk Factors--The Shares of Class A Common Stock Have Low Voting Power." The Company will receive no portion of the proceeds of the Offering. The Company's Class A Common Stock is traded in the over-the-counter market and quoted on the NASDAQ National Market under the symbol "SENEA." On September 24, 1998, the average of the high and low sales prices of the Class A Common Stock as reported by the NASDAQ National Market was $12.00 per share.

         See "Risk Factors" commencing on page 10 for certain factors and considerations relevant to an investment in the Class A Common Stock offered hereby.


               NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR
                 ANY STATE SECURITIES COMMISSION HAS APPROVED OR
                 DISAPPROVED OF THESE SECURITIES OR PASSED UPON
                  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                     ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

       -------------------------------------------------------------------------------------------------------------

                                                                     Price to                     Proceeds to
                                                                      Public              Selling Security Holder (1)
       -------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------

       Per Share..................................................... $12.00                       $12.00
       -------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------

       Total......................................................$4,158,840                   $4,158,840
       -------------------------------------------------------------------------------------------------------------

      (1) The Selling Security Holder will be responsible for the costs of printing this Prospectus to the extent such costs exceed $2,500. The Company will be responsible for all other expenses associated with the Offering.

                   The date of this  Prospectus  is  September____, 1998.

               No dealer, salesmen or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, any of the securities offered hereby in any jurisdiction to any person whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any date subsequent to the date hereof or that there has been no change in the affairs of the Company since such date or, in the case of information incorporated herein by reference, the date of filing with the Securities and Exchange Commission.



                                TABLE OF CONTENTS
                                                                           Page

      AVAILABLE INFORMATION..................................................3

      INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........................4

      PROSPECTUS SUMMARY.....................................................5

      RISK FACTORS..........................................................10

      THE COMPANY...........................................................21

      USE OF PROCEEDS.......................................................21

      SELLING SECURITY HOLDER...............................................22

      PLAN OF DISTRIBUTION..................................................22

      DESCRIPTION OF CAPITAL STOCK..........................................23

      LEGAL MATTERS.........................................................29

      EXPERTS...............................................................29

                              AVAILABLE INFORMATION


         The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected at, and, upon payment of the Commission's customary charges, copies obtained from, the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549. Such reports, proxy statements and other information are also available for inspection and copying at prescribed rates at the Commission's regional offices in New York, New York (7 World Trade Center, 13th Floor, New York, New York 10048) and in Chicago, Illinois (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511). The Commission maintains a Web site (http://www.sec.gov) that also contains reports, proxy statements and other information concerning the Company. In addition, the Class A Common Stock is listed on the NASDAQ National Market under the symbol "SENEA" and information can be inspected and copies made at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Class A Common Stock offered hereby. This Prospectus constitutes the Prospectus of the Company, filed as part of the Registration Statement. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits listed therein, which can be inspected at the public reference facilities of the Commission noted above, and copies of which can be obtained from the Commission at prescribed rates as indicated above. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         Incorporated into this Prospectus by reference are the documents listed below filed by the Company under the Exchange Act. Copies of any such documents, other than exhibits to such documents, are available without charge to each person to whom a copy of this Prospectus has been delivered upon written or oral request of such person from the Company, 1162 Pittsford-Victor Road, Pittsford, New York 14534, Attention: Philip G. Paras, telephone number (716) 385-9500.

         The following documents are hereby incorporated into this Prospectus by reference and are made a part hereof:

         (1) The Company's Annual Report on Form 10-K for the year ended March 31, 1998 (Commission File No. 0-1989).

         (2) The Company's Quarterly Report on Form 10-Q for the quarter ended June 27, 1998 (Commission File No. 0-1989).

         (3) The Company's Proxy Materials for its Annual Meeting of Shareholders held on August 7, 1998 (Commission File No. 0-1989).

         (4) The Company's Current Report on Form 8-K dated July 2, 1998 (Commission File No. 0-1989).

         (5) The Company's Current Report on Form 8-K dated September 17, 1998 (Commission File No. 0-1989).

         Each document filed by the Company subsequent to the date of this Prospectus pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of all shares of Class A Common Stock to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a previously filed document incorporated or deemed to be incorporated by reference herein) or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus. Unless the context otherwise requires, all references in this Prospectus to the "Company" shall mean Seneca Foods Corporation and its subsidiaries on a consolidated basis. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company's actual results could differ materially from those set forth in the forward-looking statements. See "Risk Factors" for a discussion of certain factors that might cause such a difference.


                                   The Company

         The Company, which was founded in 1949, conducts its business almost entirely in food processing, which currently accounts for approximately 99% of the Company's sales. Canned and frozen vegetables represent approximately 78% and fruit and fruit juice products approximately 22% of the Company's food processing volume. Apple products contribute approximately 10% of the Company's sales; the Company's Seneca(R) brand frozen apple concentrate is the largest-selling brand of frozen apple concentrate in the United States. Of the remaining sales in the fruit and fruit juice products, grape products account for approximately 2%, and bottled, canned and frozen fruit juice drinks account for approximately 10% of the Company's sales.

          Approximately 19% of the Company's food products are packed under its own brands including Seneca(R), Libby's(R) (under license), Aunt Nellie's Farm Kitchen(R), Blue Boy(R) and TreeSweet(R). Approximately 30% of the processed foods are packed under private labels, that is, under brand names owned or controlled by the purchasers, and approximately 11% are sold to institutional food distributors. The remainder, approximately 40%, carry Pillsbury's Green Giant(R) brand name and are packed pursuant to a 20-year First Amended and Restated Alliance Agreement dated December 8, 1994 as amended on February 10, 1995, February 25, 1997 and July 1, 1998 (the "Alliance Agreement") with Pillsbury and Grand Metropolitan Incorporated ("GMI"), the parent of Pillsbury (on those dates) and now a wholly-owned subsidiary of Diageo plc. See "Risk Factors--Dependence on Alliance Agreement."

          On August 17, 1998, the Company entered into a Letter of Intent to sell the principal assets of its fruit and fruit juice business, excluding its plants in Washington State, to Northland Cranberries, Inc. ("Northland") subject to certain conditions which have not yet occurred. See "--Recent Developments--Sale of Certain Juice Business Assets."

         The Company's sole non-food division, Seneca Flight Operations, provides air charter service primarily to industries located in upstate New York and contributes approximately 1% to the Company's sales. The Company's principal executive office is located at 1162 Pittsford-Victor Road, Pittsford, New York. Its telephone number is (716) 385-9500 and it maintains a web site at www.senecafoods.com.

                               Recent Developments

Sale of Certain Juice Business Assets

         The August 17, 1998 Letter of Intent (the "Letter") contemplates the sale to Northland of the Company's principal juice bottling facilities and warehouses (subject to the fulfillment of certain contingencies discussed below) (the "Proposed Disposition"). The total purchase price for the Proposed Disposition is estimated to be between $30 and $35 million of which $3 million will be paid in Northland Class A common stock and the balance in cash.

         Assets to Be Sold. The Letter provides that Northland will purchase the following of the Company's plants: Dundee, New York; Jackson, Wisconsin (excluding sauerkraut operations); Mountain Home, North Carolina; Eau Claire, Michigan and Portland, New York (concord grape receiving station) together with all related furniture, fixtures and equipment. Northland also will purchase the intangibles related to that portion of the Company's juice business to be sold in the Proposed Disposition (the "Juice Business"), including the trademarks TreeSweet(R), Awake(R) and Orange Plus(R) and certain other trademarks, trade names and intellectual property and all of the good will associated with the Juice Business. Northland will not acquire the Seneca(R) brand name, but the Company will license the Seneca(R) brand name to Northland on a royalty-free, world-wide basis for a period of 99 years for exclusive use in connection with juice, juice beverages, retail concentrates, cranberry sauce and dried cranberries. Northland will also acquire the net working capital of the Juice Business, including product inventories, raw materials and supplies and work in process, less accruals and payables. The Company's fruit processing and juice plants in the State of Washington are not included in the sale. After the Proposed Disposition, the Company will continue to process and sell fruit chips, fruit-based industrial flavorings and fruit juice (although the fruit juice will not be sold under the Seneca brand name).

         Contingencies. The completion of the Proposed Disposition is subject to satisfaction of the following conditions: completion of a due diligence investigation by Northland, the execution of a definitive purchase agreement (which may contain additional conditions), the receipt of necessary governmental approvals pursuant to the federal Hart-Scott-Rodino Antitrust Improvements Act and the receipt of necessary consents and approvals from the parties' lenders. Subject to fulfillment of these contingencies, the parties anticipate that the Proposed Disposition will close no later than December 31, 1998. Owing to these and other possible contingencies, there can be no assurance that the Proposed Disposition will occur.

         Use of Proceeds. The Company intends to use the proceeds of the Proposed Disposition to reduce its current indebtedness and for other working capital purposes.

         Impact of the Proposed Disposition on the Company. The Juice Business represented 8% of the Company's assets and 15% of its revenues as of the end of the 1998 fiscal year.

Equity Investment

         The Rights Offering. On August 7, 1998, the Board of Directors of the Company declared a distribution (the "Rights Offering") payable to the holders of the Company's Common Stock, whereby each holder of Common Stock received a right (the "Right") to purchase at a subscription price of $12.00 per share (the "Subscription Price"), shares of Convertible Participating Preferred Stock, $12.00 stated value per share (the "Convertible Participating Preferred Stock"). The shares of Convertible Participating Preferred Stock are immediately convertible into shares of Class A Common Stock on a share-for-share basis. The Company distributed one-half of a Right for each share of Common Stock held of record as of July 13, 1998. Each whole Right entitled the holder thereof to receive upon payment of the Subscription Price, one share of Convertible Participating Preferred Stock. The Rights were evidenced by Subscription Certificates transferable by the holders thereof. The Rights expired at 5:00 p.m., Eastern Daylight Time, on August 27, 1998. Holders of the Company's Common Stock acquired 1,146,639 shares of Convertible Participating Preferred Stock under the Rights Offering for a total investment of $13,759,668.

         Stock Purchase Agreement and Shareholders Agreement. The Company entered into a Stock Purchase Agreement dated June 22, 1998 (the "Stock Purchase Agreement") with Carl Marks Strategic Investments, L.P., Carl Marks Strategic Investments II, L.P. and Uranus Fund, Ltd. (the "Investors") whereby the Investors agreed to purchase at $12.00 per share (i) 1.167 million shares of Convertible Participating Preferred Stock, for total consideration of $14 million and (ii) up to 2.5 million shares of Convertible Participating Preferred Stock which the Company's shareholders did not purchase in the subsequent Rights Offering. The Company was not required to sell under the Stock Purchase Agreement and the Rights Offering more than 4,166,667 shares of Convertible Participating Preferred Stock at a total price of $50,000,004. The Investors acquired a total of 3,019,895 shares of Convertible Participating Preferred Stock for an aggregate purchase price of $36,238,740. The total investment received by the Company as a result of the Rights Offering and investment by the Investors was $49,998,408.

         Concurrently with the Stock Purchase Agreement, the Company and certain of its substantial shareholders, including the Investors, entered into a Shareholders Agreement (the "Shareholders Agreement") whereby certain substantial holders of the Company's stock, including members of the Wolcott and Kayser families (the "Wolcott and Kayser Families" or the "Wolcott or Kayser Families") who control the Company, agreed that they would not exercise, sell or transfer the Rights to which they were entitled pursuant to the terms of the Rights Offering. In a separate agreement, Pillsbury also agreed that it would not exercise, sell or transfer the Rights to which it was entitled (as a shareholder of the Company) pursuant to the Rights Offering. The investment made pursuant to the Stock Purchase Agreement and the Rights Offering sometimes is referred to herein as the "Equity Investment."

          The foregoing transactions provided the Investors with the ability to influence the management of the Company, subject to the approximately 40% combined voting power of the Wolcott and Kayser Families (in an election of directors). The Shareholders Agreement requires that the number of directors comprising the Company's Board of Directors be increased from seven to nine members and requires the Company to fill the two new director positions with persons designated by the Investors (the "Investor Designees"). The Investor Designees will continue to be nominated for election to the Board and certain substantial shareholders of the Company will continue to vote for the Investor Designees until the Stock Purchase Agreement is terminated or such time as the Investors no longer own, in the aggregate, at least 10% of the Company's Class A Common Stock (assuming conversion of all shares of Convertible Participating Preferred Stock into shares of Class A Common Stock). At the Company's Annual Meeting of Shareholders held on August 7, 1998, the Company's shareholders elected the Investor Designees, Andrew M. Boas and Arthur H. Baer, to serve as directors of the Company for terms expiring in 2001 and 2000, respectively, effective upon consummation of the Equity Investment by the Investors which occurred on September 2, 1998. The Shareholders Agreement also requires that, until such time as the Investors own, in the aggregate, less than 10% of the Company's Class A Common Stock (assuming conversion of all shares of Convertible Participating Preferred Stock into shares of Class A Common Stock), the Investor Designees will comprise at least 22% of the members of each committee of the Company's Board of Directors. The Company agreed to include in its Certificate of Incorporation a provision, pursuant to Section 709 of the New York Business Corporation Law ("BCL"), requiring unanimous approval of the Company's Board of Directors (excluding directors who choose to abstain) for certain major corporate actions including but not limited to certain sales of assets, business combinations and change in accountants. The requirement of unanimous board approval (excluding directors who choose to abstain) terminates when the Investors no longer own, in the aggregate, at least 15% of the Company's Class A Common Stock (assuming conversion of all shares of Convertible Participating Preferred Stock into shares of Class A Common Stock).

         The Charter Amendments. To accomplish the intent of the Stock Purchase Agreement, the Company amended its Restated Certificate of Incorporation to (i) increase the number of authorized shares of Class A Common Stock from 10,000,000 shares to 20,000,000 shares; (ii) increase the number of authorized shares of Preferred Stock With $.025 Par Value Per Share, Class A from 4,000,000 shares to 8,200,000 shares; (iii) create a new series of Preferred Stock With $.025 Par Value Per Share, Class A to be designated as Convertible Participating Preferred Stock, $12.00 stated value per share, convertible at any time at the option of the holder into Class A Common Stock of the Company; and (iv) require unanimous approval of the Company's Board of Directors (excluding directors who choose to abstain) to authorize the major corporate actions referred to above.

         Purpose of the Equity Investment. The Company sought the Equity Investment because it concluded that, since it has operated under the Alliance Agreement, its ratio of debt to equity had been too high and had been adversely affecting the operating results. The Company has applied the net proceeds of the Equity Investment to the reduction of its indebtedness to its revolving credit bank lenders.

                                  The Offering

         All of the shares of Class A Common Stock offered hereby are being sold by Pillsbury. Pillsbury acquired the Class A Common Stock upon the conversion of certain indebtedness owed by the Company to Pillsbury. See "Selling Security Holder."

                                  RISK FACTORS

         An investment in the Class A Common Stock of the Company involves various risks. Prospective purchasers should carefully consider the following information in conjunction with the other information appearing elsewhere in this Prospectus before making a decision to invest in the Class A Common Stock.



Industry Conditions and Price and Volume Fluctuations

         The Company's financial performance and growth are related to conditions in the food processing industry, primarily the vegetable processing industry. The United States vegetable processing industry is a mature industry with a relatively modest compounded annual growth rate of less than 1% from 1992 to 1996. The Company's net sales are a function of product availability and market pricing. In the vegetable processing industry, product availability and market prices tend to have an inverse relationship: market prices tend to decrease as more product is available and to increase if less product is available. Product availability is a direct result of plantings, growing conditions, crop yields and inventories, all of which vary from year to year. In addition, market prices can be affected by the planting, inventory level and individual pricing decisions of the three or four largest processors in the industry. Generally, market prices in the vegetable processing industry adjust more quickly to variations in product availability than an individual processor can adjust its cost structure; thus, in an oversupply situation, a processor's margins likely will weaken. The Company typically has experienced lower margins during times of industry oversupply.

         In the last three fiscal years, the vegetable processing industry has been characterized by excess capacity, with resulting pressure on the Company's prices and profit margins. In these years many of the Company's competitors have closed processing plants in response to the downward pressure on prices. There can be no assurance that the Company's margins will improve in response to favorable market conditions or that the Company will be able to operate profitably during depressed market conditions. See "-- Recent Losses."

Dependence on Alliance Agreement

         Pursuant to the Alliance Agreement and related agreements, the Company processes and sells to Pillsbury or Pillsbury's designee, on a "cost plus" basis, cases of shelf-stable vegetables and processes or partially processes certain frozen vegetables and asparagus for Pillsbury or its designee.

         In a transaction concurrent with the Alliance Agreement, the Company acquired from Pillsbury a substantial percentage of the tangible production assets of Pillsbury's Green Giant brand of shelf-stable and frozen vegetable products, including six plants located in the midwestern and northwestern United States. Additional Green Giant production assets were acquired from Pillsbury subsequent to February 1995. All Green Giant plants referred to in this paragraph are collectively referred to as the "Alliance Plants." Five Green Giant production plants were retained by Pillsbury of which four have been closed. The total purchase price for the Alliance Plants was $93.7 million, in payment of which the Company initially paid Pillsbury $13.1 million in cash and issued to Pillsbury an 8% Secured Nonrecourse Subordinated Promissory Note due September 30, 2009 (the "Pillsbury Note") for the unpaid principal amount of $80,583,000. The Pillsbury Note requires the Company to pay annual installments of principal on each October 20 and a final major principal payment on September 30, 2009. Interest on the Pillsbury Note is required to be paid quarterly on each of the last days of March, June, September and December. As a result of Pillsbury's conversion of two annual principal installments totaling $6 million into Class A Common Stock, and the payment of an annual principal installment on the Pillsbury Note on October 20, 1997, the outstanding principal balance at March 31, 1998 was $71,583,000.

         Inasmuch as Pillsbury sold to the Company or closed substantially all of its Green Giant production facilities and hopes to benefit under the Alliance Agreement by paying lower product costs than it might otherwise incur, the Company, beginning in its fiscal year ended March 31, 1996, has been a major supplier of Pillsbury's Green Giant vegetable products. Green Giant products packed by the Company in the Company's fiscal years ended March 31, 1997 and March 31, 1998 constituted approximately 54% and 40%, respectively, of the Company's sales for such period. The Company expects that, in the foreseeable future while the Alliance Agreement remains in effect, Green Giant vegetables will be the largest single product line of the Company.

         The Alliance Agreement has an initial term ending December 31, 2014, and will be extended automatically for additional five year terms unless terminated in accordance with the provisions of the Alliance Agreement. Upon virtually all of the causes of termination enumerated in the Alliance Agreement, Pillsbury will acquire legal title to the Alliance Plants and certain of the other assets which the Company acquired from Pillsbury, and various financial adjustments between the parties will occur. If Pillsbury terminates the Alliance Agreement without cause, it must pay the Company a termination payment of $20 million. Pillsbury holds mortgage and security interests in the property transferred to the Company and any replacement property to enforce its rights under the Alliance Agreement and the Pillsbury Note. Pillsbury will look to that property, and not to the other property of the Company, to satisfy its claims under the Pillsbury Note (except for damages in particular circumstances, such as the Company's fraud or intentional misconduct, its failure to turn over insurance or condemnation proceeds of the secured property or to turn over the property as required by the Pillsbury Note or comply with the termination provisions of the Alliance Agreement or under certain provisions of the Bankruptcy Code). The Pillsbury Note has extensive provisions defining the remedies against the Company and the relative rights of Pillsbury and the Company's long-term insurance lenders and revolving credit bank lenders in certain circumstances, such as default by the Company.

         The Company's sales and financial performance under the Alliance Agreement and its sales of Green Giant products depend to a significant extent on the Company's success in producing quality Green Giant vegetables at competitive costs and Pillsbury's success in marketing the products produced by the Company. The ability of Pillsbury to successfully market these products will depend upon Pillsbury's sales efforts, as well as the factors described above under "--Industry Conditions and Price and Volume Fluctuations." The Company cannot give assurance as to the volume of Pillsbury's sales and cannot control many of the key factors affecting that volume. The Alliance Agreement contains extensive covenants by the Company with respect to quality and delivery of products, maintenance of the Alliance Plants and other standards related to performance. If the Company were to fail in its performance of these covenants, Pillsbury would be entitled to terminate the Alliance Agreement.

         Termination of the Alliance Agreement will, in most cases, entitle the Company's principal lenders, including long-term insurance lenders, revolving credit bank lenders and other lenders whose loan agreements incorporate the default provisions of the Company's revolving credit agreement, to declare a default under the Company's loan agreements with them. The principal lenders have a security interest in certain payments to be received by the Company from Pillsbury on termination of the Alliance Agreement from Pillsbury or other buyers of Green Giant inventory. Unless the Company were to enter into a new substantial supply relationship with Pillsbury or another major vegetable marketer and acquire substantial production capacity to replace the Alliance Plants, any such termination would substantially reduce the Company's sales. If termination were to occur while substantial indebtedness of the Company to its long-term insurance lenders and revolving credit bank lenders were outstanding, as is currently the case, a restructuring of the debt payment terms would likely be necessary to avoid a payment default in addition to the default by reason of the termination of the Alliance Agreement.


Recent Losses

          Fiscal Year 1996. The Company's fiscal year ended March 31, 1996, resulted in an after-tax loss of $10.147 million (loss of $1.81 per share ) for the Company. The major causes of the losses were:

                  (1) Reduced  production in the 1995 pack season,  particularly in the Company's Eastern Division vegetable plants. The Company experienced start-up problems during and after installation of new equipment and relocation and modification of existing Pillsbury equipment which was removed from closed Pillsbury plants and installed in the Company's plants. The Company made aggregate capital expenditures of approximately $68 million involving 37 separate projects to prepare for a larger volume pursuant to the Alliance Agreement. The magnitude of that capital program, which had to be completed in approximately six months' time to be ready for the 1995 pack season, exceeded any prior capital program by the Company within a comparable period of time. During the 1996 pack season (in fiscal year
         1997), the Eastern Division plants, which had generated the greatest problems in 1995, generally performed in accordance with the Company's expectations.

                  (2) During the summer of 1995, operations in the Eastern Division (New York plants) were adversely affected by the worst drought in New York in 20 years, which further reduced Eastern Division vegetable production.

The combination of these two factors resulted in a non-recurring charge of approximately $15.1 million, before income tax benefit, for the 1996 fiscal year.

         The 1996 fiscal year was the first year of operation under the Alliance Agreement. The Company did not receive orders from Pillsbury at the originally-anticipated levels because of the existence of substantial Green Giant vegetable inventories carried over from the prior year (pre-Alliance Agreement). Consequently, the Company substantially increased its finished inventory levels and had to defer the conversion of inventory to sales. This adversely affected the Company's cash flow and income and necessitated a modification of certain financial covenants in the Company's loan agreements with its revolving credit bank lenders and its long-term insurance lenders, as the Company could not have complied with the unmodified covenants.

         Fiscal Year 1998. For the fiscal year ended March 31, 1998, the Company reported a net loss of $5.144 million (loss of $0.87 per share) on sales of $703.2 million as compared to fiscal year 1997 in which the Company reported earnings of $7.5 million (earnings of $1.27 per share) on sales of $730.2 million.

         The major causes for the losses were:

     (1) Lower   selling  prices  on  vegetables  due  to  an  ongoing  industry oversupply due in part to an above-budget pack for the second consecutive year. See "--Industry Conditions and Price and Volume Fluctuations."

     (2) Declines in apple product prices which were greater than the decline in apple product costs. See "--Trends Resulting in Fluctuating Prices in Apple Products."

     (3) Increased pressure on pricing for frozen apple concentrate as a result of the decline in consumption of frozen concentrates. See "--Trends Resulting in Fluctuating Prices in Apple Products."

         The losses in the 1998 fiscal year were attributable primarily to the continued oversupply conditions in the vegetable industry and the pressure on both vegetable and fruit product prices. The difficult competitive conditions required a more costly selling program than in the preceding year, further eroding margins.

         Fiscal Year 1999. In fiscal year 1999's first quarter ended June 27, 1998, the Company reported an after tax loss of $ 2.7 million, as compared to a profit of $ 200,000 in the first quarter of fiscal year 1998. These interim results are unaudited and subject to year end adjustments. The loss in the first quarter of fiscal year 1999 reflected primarily the continuation of the adverse conditions which affected operations in fiscal 1998, including an oversupply of vegetables and the adverse conditions affecting apple products discussed in the following subsection.


Trends Resulting in Fluctuating Prices in Apple Products

         The Company has been the leader in U.S. sales of frozen concentrate apple juice in which its Seneca brand name has had strong consumer acceptance. However, total sales of all brands in this product category have declined at an annual rate of approximately 5% in recent years, as consumers have shown preference for the non-concentrate, ready-to-drink juice products. The Company expects this trend to continue. The Company's product is not the largest selling brand in the ready-to-drink category and competes with a number of well-established competitors with larger advertising budgets than the Company's. In fiscal year 1998, the Company expended approximately $3.2 million converting certain juice production lines to plastic bottles in its southern and midwestern facilities. Competition from other drinks and juices and the limited amount of available shelf space at the retailer level is also limiting the overall sales of apple juice regardless of package type.

         A substantial portion of the Company's apple juice supply is purchased in the form of concentrate from world-wide sources. The cost of this commodity has fluctuated during the Company's existence. During the two-year period ended March 31, 1997, a shortage of apple juice concentrate increased the Company's total costs. In the Company's experience, raising prices to maintain profit margins on apple juice products has reduced consumer demand for the product, so that the Company's profit margin has eroded in periods of high supply costs. In the juice business, the apple industry is going through enormous structural changes with increasing quantities of apple concentrate being imported into the U.S. from overseas, primarily South America, China and Eastern Europe.
Therefore, the current cost of apple concentrate is lower than it had been in the period from 1995 to 1997, but the Company expects that, at some undetermined future date, the recent downward trend in costs will reverse itself. Furthermore, the import of large quantities of apple concentrate is reducing the amount of apples that the Company is processing at its plants located in New York, North Carolina and Washington as the imports currently cost less than the product produced in the Company's plants. In the Company's four apple-pressing facilities, only one facility pressed any quantity of apples in the fiscal year ended March 31, 1998. While the imported concentrate lowers the cost of goods for products sold by the Company and its competitors, the Company, unlike several competitors, must absorb the overhead burden of its under-utilized domestic facilities.

         The Company has signed the Letter contemplating the Proposed Distribution to Northland. Thus, the impact on the Company of the trends and fluctuating prices described above should be diminished significantly. However, because certain events and conditions must occur before the Proposed Disposition can be accomplished, the Company cannot assure that the Proposed Disposition will be affected. See "Prospectus Summary--Recent Developments--Sale of Certain Juice Business Assets."


High Ratio of Debt to Equity

         The purchase of the Alliance Plants, the cost of the substantial capital improvements effected prior to the 1995 packing season and the significant increase in the Company's working capital requirements to produce and hold large inventories of products packed under the Alliance Agreement resulted in an increase in both Company debt and the ratio of Company debt to its assets. Historically, the Company's debt to equity ratio has ranged from 58% (in 1994) to 256% (in more recent years). The Company concluded that a continuation of this high debt to equity ratio would likely (i) limit the Company's ability to withstand competitive pressures or a downturn in its business or in the economy and to take advantage of market trends in the food industry and (ii) impair the Company's ability to obtain additional financing. The consummation of the Equity Investment significantly reduced the Company's debt to equity ratio as evidenced by the following table which illustrates the debt to equity ratio at the end of the most recent fiscal year (as if the $50 million Equity Investment as described above in "Prospectus Summary--Recent Developments" had occurred).



                                                            Pro Forma
                                                             March 31,
                                                               1998
                                                               ----
    Total outstanding debt (000 omitted)                      $251,703

    Current ratio
     (current assets:current liabilities)                    2.77:1.00

    Ratio of total assets to total liabilities               1.41:1.00

    Long-term debt/equity                                          164%

    Total liabilities/equity                                       241%

         The terms and conditions of the Company's revolving credit facility and the other indebtedness of the Company currently impose limitations that restrict, among other things, the ability of the Company to incur debt, create liens, pay dividends, make acquisitions and make capital expenditures. Terms of the Company's indebtedness also require it to satisfy certain financial covenants on a quarterly basis. The ability of the Company to make cash payments to satisfy its indebtedness and to comply with such financial or similar covenants as may be contained in future agreements will depend upon its future operating performance, which is subject to prevailing economic conditions and to financial, business and growing conditions some of which are beyond the Company's control.

         The Company has improved its financial ratios as a result of the approximately $50 million of Equity Investment completed in September 1998. If the Company is able to consummate the Proposed Disposition, as to which no assurance can be given (see "Prospectus Summary--Recent Developments--Sale of Certain Juice Business Assets"), it expects to further reduce its line of credit indebtedness.


Defaults as to Certain Loan Covenants

         At March 31, 1998, the Company was in default of certain loan covenants with certain of its short and long-term lenders which would entitle each lender (at its option) to immediate prepayment. The short and long-term lenders unconditionally waived the defaults as of March 31, 1998 and amended the covenants effective in fiscal year 1999 so as to conform to financial results which the Company believes to be achievable if it successfully executes its fiscal 1999 business plan. At June 27, 1998, the Company was in compliance with the loan covenants with its short and long-term lenders. The Company can give no assurance that it will successfully execute all provisions of the 1999 business plan, but it has accomplished a major objective of that plan, namely the $50 million Equity Investment.


Seasonality and Quarterly Fluctuations

         The Company's operations are affected by the growing cycles of the vegetables it processes. When the vegetables are ready to be picked, the Company must harvest and process the vegetables or forego the opportunity to process fresh picked vegetables for an entire year. Most of the Company's vegetables are grown by farmers under contract to the Company. Consequently, the Company must pay the contract grower for the vegetables even if the Company cannot or does not harvest or process them. Most of the Company's production occurs during the second quarter (July through September) of each fiscal year in which the growing season ends for most of the vegetables processed by the Company in the northern portions of the United States, and a majority of sales occur during the third and fourth quarter of each fiscal year (due to seasonal consumption patterns for its products). Accordingly, inventory levels are highest during the second and third quarters, and accounts receivable levels are highest during the third and fourth quarters. Net sales generated during the third and fourth quarters of each fiscal year have a significant impact on the Company's results of operations. Because of seasonal fluctuations, the results of any particular quarter will not necessarily be indicative of results for the full year or for future years.

Some Characteristics of the Competition

         All of the Company's products compete with those of other national, major and smaller regional food processing companies under highly competitive conditions. Some of the Company's major competitors in the vegetable business are Del Monte Corporation, Dean Foods and Chiquita Brands International. The Company also sells vegetable products which compete with Pillsbury products manufactured by the Company under the Alliance Agreement. The Company's competitors in the fruit juice and fruit products business include the Minute Maid division of Coca-Cola Company, the Mott's product line of Cadbury-Schweppes plc, Tropicana Products, Welch's, Ocean Spray, Tree Top and others.

         Welch's, Ocean Spray and Tree Top are agricultural cooperatives. They are able to obtain financing through cooperative banks, which generally provide financing at lower costs and on more favorable terms than non-cooperatives such as the Company are able to obtain from their lenders. Because cooperatives are owned by the growers, they are able to pay the growers last (i.e., after inventory has been sold) whereas the Company and other non-cooperatives are required to pay the growers first regardless of whether the inventory has been sold.

         All but one of the competitors specifically identified in the two preceding paragraphs have greater sales and assets than the Company.

         The   vegetable   business  in  the  last  three  years  has  undergone
consolidation as a result of adverse market conditions, and many smaller vegetable processors have been acquired by the Company or its competitors. Future acquisitions may increase the market strength of the Company's larger competitors.


Accounting Effect on Earnings Per Share Allocable to Common Stock

         The Company's recent sale of 4,166,534 shares of Convertible Participating Preferred Stock to its shareholders and the Investors requires the Company to treat the excess, if any, of the market price of the Class A Common Stock over the $12 per share purchase price of the Convertible Participating Preferred Stock as if it were a dividend to the holders of the Convertible
Participating  Preferred  Stock.  This  rule  applies  because  the  Convertible
Participating Preferred Stock may be converted at any time into Class A Common Stock and was issued at an exercise price that was less than the current market price for the Class A Common Stock. On the effective completion of the transaction for purposes of measuring the dividend amount, the Class A Common Stock had a market price of $12.25. Consequently, the aggregate market price excess ($0.25 x 4,166,534 shares) of $1,041,634, or $0.17 per share of Common Stock, will be charged against earnings per share in the 1999 fiscal year. This adjustment to earnings per share does not require the Company to distribute any of this adjustment amount to holders of the Convertible Participating Preferred Stock, and the Company does not intend to make any such distribution.

Priority of Convertible Participating Preferred Stock over Common Stock in the Event of Liquidation

         As a result of the Equity Investment and prior to the deduction of any expenses, $49,998,408 of aggregate stated value of Convertible Participating Preferred Stock has been added to the Company's total equity. In the event of a liquidation or dissolution of the Company, the entire stated value of the Convertible Participating Preferred Stock will have priority of payment over all shares of Class A Common Stock (and Class B Common Stock). Each holder of Convertible Participating Preferred Stock may, at the holder's option, convert Convertible Participating Preferred Stock into Class A Common Stock on a share-for-share basis at any time. The Company cannot predict whether, or to what extent, holders of Convertible Participating Preferred Stock will convert to Class A Common Stock.

The Shares of Class A Common Stock Have Low Voting Power

         Each share of Class A Common Stock has one-twentieth (1/20) of one vote on all matters requiring a shareholder vote, while each share of Class B Common Stock, as well as each share of the Company's outstanding preferred stock has one vote (other than the Convertible Participating Preferred Stock which have no votes and the Six Percent (6%) Cumulative Voting Preferred Stock which are only entitled to vote with respect to the election of directors). In the election of directors and other matters which are not subject to a class vote, holders of Class A Common Stock have substantially less voting power than holders of Class B Common Stock proportionate to the relative market value of those two classes of stock. See "Description of Capital Stock--Description of Class A Common Stock and Class B Common Stock--Voting."

Concentration of Voting Power and Other Indicia of Influence on the Company

         As of the date of this Prospectus, the Wolcott and Kayser Families collectively exercise approximately 40% of the total voting power of the Company (in an election of directors). The capital structure and the concentrated ownership of the Wolcott and Kayser Families in the Class B Common Stock and the Company's Preferred Stock are likely to limit substantially the possibility of and chances of success for a hostile tender offer, which is usually at a premium over the then-current market price of a target company's stock or other takeover proposal or proxy contest which could remove directors if the Wolcott and Kayser Families are opposed to such offer or proposal.

         As a result of the Equity Investment (and assuming conversion of the Convertible Participating Preferred Stock), the Investors and certain of the Company's existing shareholders that are related to the Investors through family relationships and common ownership in certain business entities collectively exercise approximately 16% of the total voting power of the Company (in an election of directors). The terms of the Equity Investment provide other opportunities for the Investors to exercise influence over the Company. One such provision requires that the size of the Company's Board of Directors be increased from seven to nine members and that the Investor Designees be elected to fill the newly created positions. Another provision assures that the Investor Designees will comprise at least 22% of the membership of each committee of the Company's Board of Directors. The Investor Designees may be removed by the Investors and the resulting vacancy shall be filled with persons designated by the Investors. The Investors' right to have its designees nominated to the Company's Board of Directors and serve on committees of the Board of Directors continues until such time as the Investors, in the aggregate, own less than 10% of the outstanding Class A Common Stock (assuming conversion of all shares of Convertible Participating Preferred Stock into Class A Common Stock).

          Furthermore, the Charter was amended to require that certain major corporate actions including, but not limited to, certain sales of assets, mergers and change in accountants will require unanimous approval of the Company's Board of Directors (excluding directors who choose to abstain). Therefore, any one director of the Company, including either of the Investor Designees, will have the ability to prohibit any of these major decisions from being approved.


Certain Anti-Takeover Provisions

         Certain provisions of the Alliance Agreement and the Company's credit facilities, the Company's Charter, and the Company's Bylaws, as amended (the "Bylaws"), could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, the Company. The Bylaws and Charter provide, among other things, for staggered board of directors' terms. See "Description of Capital Stock--Restrictions on Acquisition of the Company--Certain Charter and Bylaw Provisions." The Alliance Agreement states that it may be terminated by Pillsbury if any person acquires 30% or more of the combined voting power of the Company's then outstanding voting securities, or the shareholders of the Company approve certain specified business transactions. The Company's long-term credit facility provides that certain lenders may require the Company to prepay certain of its indebtedness if
(i) any person or group (other than the Wolcott or Kayser Families) acquires shares of the Company representing 50% or more of the total number of votes which the Company's shareholders shall be entitled to cast or (ii) the Wolcott and Kayser Families shall cease to own, directly or indirectly, at least 25% of the Company. The Company's revolving credit facility provides that an event of default occurs if (i) any person or group, other than the Wolcott or Kayser Families, acquires capital stock possessing either 30% or more of the total number of votes which the Company's shareholders shall be entitled to cast or the right to elect 30% or more of the Company's Board of Directors or (ii) during any period of 12 consecutive months, the individuals who at the beginning of such 12 month period were directors of the Company cease for any reason to constitute a majority of the Board of Directors of the Company.

No Dividends

         The Company historically has not declared or paid any cash dividends on its shares of Common Stock and does not anticipate paying such dividends in the foreseeable future. Furthermore, the Company's multi-year credit facilities require that, without lender permission, the Company pay dividends on Common Stock only from consolidated net earnings available for distribution. At March 31, 1998, the Company did not have any consolidated net earnings available for the payment of dividends. Future credit agreements may also restrict the payment of dividends on Common Stock without lender permission. See "--High Ratio of Debt to Equity."


Forward-Looking Statements

         The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Prospectus contains or will contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements include information relating to the effect of amendments to and dependence on the Alliance Agreement, reduction or mitigation of debt to equity ratio, industry conditions and price and volume fluctuations, recent losses, fluctuating apple concentrate prices, seasonality and quarterly fluctuations, competition, future capital expenditures, business development activities, financing sources and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and accordingly, such results may differ from those expressed in any forward-looking statements contained in this Prospectus. These risks and uncertainties include, but are not limited to, uncertainties affecting the food processing industry, risks relating to the dependence on certain contractual arrangements (including the Alliance Agreement) and risks relating to seasonal fluctuations.

                                   THE COMPANY


General

         The Company conducts its business almost entirely in food processing which currently accounts for approximately 99% of the Company's sales. Canned and frozen vegetables represent approximately 78% and fruit and fruit juice products approximately 22% of the food processing volume. Apple products contribute approximately 10% of all processed food sales; the Company's Seneca(R) brand frozen apple concentrate is the largest-selling brand of frozen apple concentrate in the United States. Of the remaining fruit and fruit juice product sales, grape products account for approximately 2%, and bottled, canned and frozen fruit juice drinks account for the remaining approximately 10%.

         Approximately 19% of the Company's food products are packed under its own brands including Seneca(R), Libby's(R) (under license), Aunt Nellie's Farm Kitchen(R), Blue Boy(R) and TreeSweet(R). Approximately 30% of the processed foods are packed under private labels and approximately 11% are sold to institutional food distributors. The remaining approximately 40%, are sold under the Alliance Agreement with Pillsbury. See "Risk Factors--Dependence on Alliance Agreement."

         The  Company's  sole  non-food  division,   Seneca  Flight  Operations,
provides air charter service primarily to industries located in upstate New York and contributes approximately 1% to the Company's sales.

         The Company was organized in 1949 and incorporated under the laws of the State of New York. The Company purchased six Green Giant vegetable plants from Pillsbury effective February 1, 1995, resulting in vegetable products becoming 78% of the Company's overall business. Consequently, the Company changed its fiscal year-end from July 31 to March 31 to avoid overlapping pack seasons between fiscal years. Therefore, fiscal year 1995 was an eight-month transition period.

         The   Company's   principal   executive   office  is  located  at  1162
Pittsford-Victor Road, Pittsford, New York. Its telephone number is (716) 385-9500 and it maintains a Web site (http://www.senecafoods.com).


                                 USE OF PROCEEDS


         The Company will not receive any proceeds from the Offering.

                                               SELLING SECURITY HOLDER

      -------------------------------------------------------------------------------------------------------------------

                                                                                           Number of Shares
                                     Number of Shares           Number of Shares           of Class A Common
                                     of Class A Common          of Class A                 Stock Owned Assuming
      Name of Selling                Stock Owned as of          Common Stock to            Sale of Shares
      Security Holder                September 24,              be Registered              Registered Hereunder
                                     1998
      -------------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------------------------

      The Pillsbury Company                 346,570                  346,570                            0
      -------------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------------------------


      -------------------------------------------------------------------------------------------------------------------

         As of September 24, 1998, the Class A Common Stock offered hereby constitutes approximately 10.9% of the outstanding Class A Common Stock of the Company.


Pillsbury's Acquisition of the Offered Shares

         The Class A Common Stock offered hereby is owned by Pillsbury and was issued to Pillsbury by the Company on March 20, 1996, pursuant to Pillsbury's exercise of an option granted to it on September 28, 1995, to convert $6.0 million principal amount of indebtedness owed by the Company on the Pillsbury
Note into Class A Common Stock. The option was exercised on December 21, 1995, at an exercise price of $17.3125 per share. The indebtedness so converted constituted the first two installments of principal, each installment in the sum of $3.0 million. The two principal installments converted to Class A Common Stock were originally due on October 20, 1995 and 1996, respectively.


                              PLAN OF DISTRIBUTION

         The Class A Common Stock offered hereby is offered for the Selling Security Holder or for the account of pledgees, donees, transferees or other successors in interest of the Selling Security Holder. Such sales may be made on the NASDAQ National Market at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. Such transactions may include, but are not limited to, one or more of the following:
(i) a block trade in which the broker or dealer so engaged will attempt to sell the Class A Common Stock offered hereby as an agent, but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer for its account pursuant to this Prospectus; or
(iii) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the Selling Security Holder may arrange for other brokers or dealers to participate. In the event of a transaction hereunder in which a broker or dealer acts as a principal (other than to facilitate an installment sale transaction, or to a market maker acting as such in routine transactions in the over-the-counter market), this Prospectus will be supplemented to provide material facts with respect to such transaction.

         In order to comply with the securities laws of certain states, if applicable, the securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the securities may not be sold in certain states unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

         Brokers or dealers involved in sales hereunder will receive commissions or discounts from the Selling Security Holder in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales, and any profits or commissions earned by them in such transactions may be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Security Holder has been advised that it is subject to the applicable provisions of the Exchange Act, including without limitation, Rules 10b-5, 10b-6 and 10b-7 thereunder.


                          DESCRIPTION OF CAPITAL STOCK


          The Company is authorized to issue 20,000,000 shares of Class A Common Stock; 10,000,000 shares of Class B Common Stock; 200,000 shares of Six Percent (6%) Voting Cumulative Preferred Stock, $0.25 par value per share ("6% Preferred Stock"); 30,000 shares of Preferred Stock Without Par Value; 1,000,000 shares of Ten Percent (10%) Cumulative Convertible Voting Preferred Stock - Series A Preferred Stock, $0.25 stated value per share ("10% Series A Preferred Stock"); 400,000 shares of Ten Percent (10%) Cumulative Convertible Voting Preferred Stock - Series B Preferred Stock, $0.25 stated value per share ("10% Series B Preferred Stock") (the 6% Preferred Stock, Preferred Stock Without Par Value, 10% Series A Preferred Stock and 10% Series B Preferred Stock are collectively referred to as "Preferred Stock") and 4,166,667 shares of Convertible Participating Preferred Stock. As of September 24, 1998, the Company had issued and outstanding: 3,187,808 shares of Class A Common Stock; 2,796,555 shares of Class B Common Stock; 200,000 shares of 6% Preferred Stock; 407,240 shares of 10% Series A Preferred Stock; 400,000 shares of 10% Series B Preferred Stock; and 4,166,534 shares of Convertible Participating Preferred Stock.


Description of Class A Common Stock and Class B Common Stock

         Voting. Under the Company's Charter, the holders of Class A Common Stock and Class B Common Stock have the right to vote for the election of all directors and on all other matters submitted to the shareholders of the Company. Subject to the Class A Special Rights discussed in detail below, each share of Class B Common Stock is entitled to one full vote on all matters on which shareholders currently are entitled to vote, including the election of directors. Each holder of Class A Common Stock is entitled to one-twentieth (1/20) of one vote per share on all matters on which shareholders are entitled to vote, including the election of directors. Cumulative voting is not authorized for the holders of Common Stock. See "Risk Factors--The Shares of Class A Common Stock Have Low Voting Power."

         The holders of Class A Common Stock are entitled to vote as a separate class on any proposal to amend the Charter to increase the authorized number of shares of Class B Common Stock, unless the increased authorization does not exceed the number of shares of Class B Common Stock which must be issued in a proposed stock dividend with respect to Class B Common Stock and an equivalent stock dividend of Class A Common Stock will be effected concurrently with respect to Class A Common Stock.

          In addition, Section 804 of the BCL confers upon the holders of Class A Common Stock the right to vote as a class on any amendment to the Company's Charter which would (i) exclude or limit the shareholders' right to vote on any matter, except as such rights may be limited by voting rights given to new shares then being authorized; (ii) change Class A Common Stock by (a) reducing the par value, (b) changing the shares into a different number of the same class or into a different or same number of shares of a different class, or (c) fixing, changing or abolishing the designation of Class A Common Stock or any series thereof or any of the relative rights, preferences, and limitations of the shares; or (iii) subordinate their rights by authorizing shares having preferences which would be in any respect superior to their rights. Other provisions of the BCL would entitle holders of Class A Common Stock to vote as a separate class for approval of any plan of merger, consolidation or exchange which would effect any change in Class A Common Stock described in the preceding sentence.

         On proposals on which holders of Class A Common Stock are entitled to vote as a separate class, the proposal must be approved by a majority of the votes of all outstanding shares of Class A Common Stock. Consequently, holders of Class A Common Stock, by withholding such approval, can defeat a proposal notwithstanding that holders of a majority of Class B Common Stock vote in favor of the proposal.

         Dividends and Other Distributions. Each share of Class A Common Stock and Class B Common Stock is equal in respect to dividends and other distributions in cash, stock or property except that (i) if declared, a dividend or distribution in shares of the Company on Class A Common Stock will be paid only in Class A Common Stock, and (ii) if declared, a dividend or distribution in shares of the Company on Class B Common Stock will be paid only in Class B Common Stock. The number of shares so paid as a dividend or distribution on each share of Class A Common Stock and Class B Common Stock shall be equal, although the class of the shares so paid shall differ depending upon whether the recipient of the dividend is a holder of Class A Common Stock or Class B Common Stock.

         Mergers and Consolidations. In the event of a merger, consolidation, or combination of the Company with another entity (whether or not the Company is the surviving entity) or in the event of dissolution of the Company, the holders of Class A Common Stock will be entitled to receive the same per share consideration as the per share consideration, if any, received by holders of Class B Common Stock in that transaction. However, any shares of common stock that holders of Class A Common Stock become entitled to receive in the transaction may have terms substantially similar to the Class A Common Stock themselves. Thus, the surviving entity in any such transaction could have a dual-class capital structure like that of the Company and could, upon consummation of the merger or consolidation, give full voting shares to the holders of Class B Common Stock and one-twentieth (1/20) voting shares to the holders of Class A Common Stock.

         Class A Special Rights. The Company's Charter contains a two-pronged "Class A Special Rights" provision which ensures that holders of Class A Common Stock will not be unfairly treated in the event that a person attempts to gain control of the Company.

         First, the Class A Special Rights seek to prevent a person who has crossed a certain ownership threshold from gaining control of the Company by acquiring Class B Common Stock without buying Class A Common Stock. If any person acquires more than 15% of the outstanding Class B Common Stock after August 5, 1995 (the "Threshold Date"), and does not acquire after the Threshold Date a percentage of the Class A Common Stock outstanding at least equal to the percentage of Class B Common Stock that the person acquired in excess of the 15% threshold, such person will not be allowed to vote shares of Class B Common Stock acquired in excess of the 15% threshold. For example, if a person acquires 20% of the outstanding Class B Common Stock after the Threshold Date but acquires no Class A Common Stock, that person would be unable to vote the 5% of the Class B Common Stock acquired in excess of the 15% threshold. With respect to persons who owned Common Stock of the Company on or prior to the Threshold Date, only shares of Class B Common Stock acquired after the Threshold Date will be counted in determining whether that shareholder has exceeded the 15% threshold for acquisitions of Class B Common Stock and only acquisitions of Class A Common Stock after the Threshold Date will be counted in determining whether that shareholder's Class A Common Stock acquisitions have been at least equal to the acquisition of Class B Common Stock in excess of the 15% threshold. The inability of the person to vote the excess Class B Common Stock will continue until such time as a sufficient number of shares of Class A Common Stock have been acquired by the person to satisfy the requirements of the Class A Special Rights.

         The second prong of the Class A Special Rights is an "Equitable Price" requirement. It is intended to prevent a person seeking to acquire control of the Company from paying a discounted price for the Class A Common Stock required to be purchased by the acquiring person under the first prong of the Class A Special Rights. These provisions provide that an Equitable Price has been paid for shares of Class A Common Stock only when they have been acquired at a price at least equal to the greater of (i) the highest per share price paid by the acquiring person, in cash or in non-cash consideration, for any Class B Common Stock acquired within the 60 day periods preceding and following the acquisition of the Class A Common Stock or (ii) the highest closing market sale price of Class B Common Stock during the 30 day periods preceding and following the acquisition of the Class A Common Stock. The value of any non-cash consideration will be determined by the Board of Directors of the Company acting in good faith. The highest closing market sale price of a share of Class B Common Stock will be the highest closing sale price reported by NASDAQ National Market or on any such other securities exchange then constituting the principal trading market for either class of the Common Stock. In the event that no quotations are available, the highest closing market sale price will be the fair market value during the 30 day periods preceding and following the acquisition of a share of Class B Common Stock as determined by the Board of Directors of the Company acting in good faith. The Equitable Price Provision is intended to require a person seeking to acquire control of the Company to buy the Class B Common Stock and the Class A Common Stock at virtually the same time and the same price, as might occur in a tender offer, to ensure that the acquiring person would be able to vote the Class B Common Stock acquired in excess of the 15% threshold.

         Under the Class A Special Rights, an acquisition of Class B Common Stock is deemed to include any shares that an acquiring Person acquires directly or indirectly, in one transaction or a series of transactions, or with respect to which that person acts or agrees to act in concert with any other person (an "Acquisition"). As used in the preceding sentence, "Person" includes one or more persons and entities who act or agree to act in concert with respect to the Acquisition or disposition of Class B Common Stock or with respect to proposing or effecting a plan or proposal to (a) a merger, reorganization or liquidation of the Company or a sale of a material amount of its assets, (b) a change in the Company's Board of Directors or management, including any plan or proposal to fill vacancies on the Board of Directors or change the number or term of Directors, (c) a material change in the business or corporate structure of the Company, or (d) any material change in the capitalization or dividend policy of the Company. Unless there are affirmative attributes of concerted action, however, "acting or agreeing to act in concert with any other Person" does not include acts or agreements to act by Persons pursuant to their official capacities as directors or officers of the Company or because they are related by blood or marriage.

         For purposes of calculating the 15% threshold, the following Acquisitions and increases are excluded: (i) shares of Class B Common Stock held by any Person on the Threshold Date, (ii) an increase in a holder's percentage ownership of Class B Common Stock resulting solely from a change in the total number of shares of Class B Common Stock outstanding as a result of a repurchase of Class B Common Stock by the Company since the last date on which that holder acquired Class B Common Stock, (iii) Acquisitions of Class B Common Stock (a) made pursuant to contracts existing prior to the Threshold Date, including the Acquisition of Class B Common Stock pursuant to the conversion provisions of Class A Preferred Stock outstanding prior to the Threshold Date, (b) by bequest or inheritance or by operation of law upon the death or incompetency of any individual, and (c) by any other transfer made without valuable consideration, in good faith and not for the purpose of circumventing the Class A Special
Rights. A gift made to any Person who is related to the donor by blood or marriage, a gift made to a charitable organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986 or a successor provision and a gift to a Person who is a fiduciary solely for the benefit of, or which is owned entirely by, one or more persons or entities (a) who are related to the donor by blood or marriage or (b) which is a tax-qualified charitable organization or (c) both will be presumed to be made in good faith and not for purposes of circumventing the restrictions imposed by the Class A Special Rights.

         The Class A Special Rights also provide that, to the extent that the voting power of any share of Class B Common Stock cannot be exercised pursuant to the provision, that share will be excluded from the determination of the total shares eligible to vote for any purpose for which a vote of shareholders is taken.

         Convertibility. The Class B Common Stock is convertible into Class A Common Stock at any time on a share-for-share basis. The Class A Common Stock is not convertible into shares of Class B Common Stock unless the number of outstanding shares of Class B Common Stock falls below 5% of the aggregate number of outstanding shares of Class B Common Stock and Class A Common Stock. In that event, immediately upon the occurrence thereof, all of the outstanding Class A Common Stock is converted automatically into Class B Common Stock on a share-for-share basis and Class B Common Stock will no longer be convertible into Class A Common Stock. For purposes of this provision, Class B Common Stock or Class A Common Stock repurchased by the Company and not reissued is not considered to be "outstanding" from and after the date of repurchase.

         In the event of any such conversion of the Class A Common Stock, certificates which formerly represented outstanding shares of Class A Common Stock thereafter will be deemed to represent a like number of shares of Class B Common Stock, and all common stock then authorized will be deemed to be Class B Common Stock.

         Preemptive Rights. Neither the Class A Common Stock nor the Class B Common Stock carry any preemptive rights enabling a holder to subscribe for or receive shares of the Company of any class or any other securities convertible into any class of the Company's shares.

         Transferability; Trading Market. The Class A Common Stock and the Class B Common Stock are freely transferable and are listed for trading on the NASDAQ National Market.

Description of Preferred Stock and Convertible Participating Preferred Stock

         None of the Company's Preferred Stock or Convertible Participating Preferred Stock will be issued in the Offering. No dividends or other distributions are payable on the Company's Common Stock unless such dividends or distributions are first paid on the Preferred Stock. In the event of a liquidation or dissolution of the Company, the outstanding shares of Preferred Stock and Convertible Participating Preferred Stock (see "Risk Factors-- Priority of Convertible Participating Preferred Stock over Common Stock in the Event of Liquidation") would have priority over the Common Stock in the distribution of the remaining assets of the Company. The 10% Series A Preferred Stock is convertible into shares of Common Stock on the basis of one share of Class A Common Stock and one share of Class B Common Stock for every 20 shares of 10% Series A Preferred Stock. The 10% Series B Preferred Stock is convertible into Common Stock on the basis of one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of 10% Series B Preferred Stock. The Convertible Participating Preferred Stock is convertible on a share-for-share basis into shares of Class A Common Stock.


Restrictions on Acquisition of the Company--Certain Charter and Bylaw Provisions

         In addition to the restrictions imposed by the "Class A Special Rights" provisions, the Charter contains two super-majority voting provisions. Paragraph 5 of the Charter provides that the affirmative vote of two-thirds of the shares present and entitled to vote at the meeting is necessary to amend the Bylaws of the Company. Paragraph 6 provides that a director may be removed regardless of cause only upon the affirmative vote of two-thirds of the shares entitled to vote for the election of that director. Both of these provisions reduce the possibility of the shareholders receiving and accepting hostile takeover bids, mergers, proxy contests, removal of current management, removal of directors or other changes in control.

         The Bylaws of the Company require the affirmative vote of two-thirds of the shares present and entitled to vote to (i) effectuate an amendment to the Bylaws of the Company and (ii) remove a director of the Company.

          The  Bylaws  provide  for  the  staggered   voting  of  directors  for
three-year terms so that shareholders desiring to replace the incumbent directors and gain control of the Board would be required to win at least two successive annual contests before their nominees constituted a majority of directors. See "Risk Factors--Certain Anti-Takeover Provisions."

Agreements Restricting Change in Control of the Company

         The Alliance Agreement and certain significant agreements between the Company and its lenders provide for penalties in the event of a change of control of the Company as defined in the respective agreements.


                                  LEGAL MATTERS


         Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York will pass upon certain legal matters for the Company with respect to the shares of Class A Common Stock offered hereby.


                                     EXPERTS


         The consolidated financial statements and the related consolidated financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


      Item 14.  Other Expenses of Issuance and Distribution.

               The following is a list of the expenses the Registrant expects to pay in connection with the issuance and distribution of the shares registered hereby. The Company will be responsible for the payment of these expenses; provided, however, that Pillsbury will be responsible for costs of printing to the extent such costs exceed $2,500.

               Filing and Registration Fees..........................  $1,227.00
               Legal Fees and Expenses*..............................  25,000.00
               Cost of Printing*.....................................   2,500.00
               Accounting Fees and Expenses*.........................       0.00
               Miscellaneous Expenses*...............................   7,273.00

                    Total............................................ $36,000.00

      ----------------

         *  Estimated


      Item 15.  Indemnification of Directors and Officers.

               The Company's Charter provides that the Company is required to indemnify each and every officer or director of the Company, even those whose term has expired, for any and all expenses actually and necessarily incurred by such director or officer in connection with the defense of any action, suit or proceeding in which he is made a party by reason of being or having been a director or officer of the Company. The Company is not required to indemnify a director or officer for matters as to which such officer or director is adjudged to be liable for neglect or misconduct in the performance of his duties as director or officer. Further, the rights of the officers or directors to indemnification are not exclusive of any other rights to which an officer or director of the Company is entitled.

         Under the Company's Bylaws, as amended (the "Bylaws"), the Company has the authority to indemnify its directors and officers to the fullest extent permitted by the New York Business Corporation Law (Sections 721-726) (the "BCL"). The Bylaws, reflecting New York law, extend such protection to any person made or threatened to be made a party to any action or proceeding, including an action by or in the right of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, which any director, officer or employee of the Company served in any capacity at the request of the Company, by reason of the fact that such director or officer, his testator or intestate, is or was a director or officer of the Company or is or was serving such enterprise at the request of the Company. The Bylaws provide that such indemnification may be authorized pursuant to the terms and conditions of (i) a resolution of shareholders; (ii) a resolution of the Board of Directors; (iii) an agreement providing for such indemnification or (iv) any judicial or other legal authority which entitles the director, officer or employee to such indemnification.

         The BCL provides that, if successful on the merits or otherwise, an officer or director is entitled to indemnification by the Company against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of such action or proceeding, or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or at least not opposed to, the best interests of the Company. The termination of any action or proceeding by judgment, settlement, conviction or plea of nolo contendere, or its equivalent, does not itself create the presumption that such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or not opposed to, the best interests of the Company or that he had reasonable cause to believe that his conduct was unlawful.

         If a corporation fails to provide indemnification to its directors or officers, the BCL provides that despite any contrary resolution of the board of directors or shareholders, indemnification may be awarded by application to the appropriate judicial authority. Application for such court-ordered indemnification may be made either in the civil action or proceeding in which the expenses were incurred or other amounts were paid or to the supreme court in a separate proceeding.

Item 16.  Exhibits.

Exhibit
Number            Description

  3(a)(1)         The  Company's  Restated  Certificate  of  Incorporation,   as
                  amended (incorporated by reference to Exhibit 3.1 to the Company's 10-Q/A filed August 1995 for the quarter ended July 1, 1995)

  3(a)(2) An amendment to the Company's Restated Certificate of Incorporation, as amended (incorporated by reference to
                  Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996)

  3(a)(3) Certificate of Amendment to the Company's Restated Certificate of Amendment, as amended (incorporated by reference to Exhibit 3(i)to the Company's Current Report on Form 8-K dated September 17, 1998)

                  The Company's Bylaws as amended (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q/A filed August 1995)

  4(a) Note Agreement related to the $75,000,000 note with The Prudential Insurance Company of America (Incorporated by reference to Exhibit 99 to the Company's 10-Q for the quarter ended January 28, 1995)

   (b) Note Agreement related to the $50,000 note with John Hancock Mutual Life Insurance Company (Incorporated by reference to
                  Exhibit 99 to the Company's 10-Q for the quarter ended January 28, 1995)

  5 Opinion of Jaeckle Fleischmann & Mugel, LLP regarding legality of securities being registered (filed herewith)

23(a)             Consent of Deloitte & Touche LLP (filed herewith)

   (b)            Consent of Jaeckle Fleischmann & Mugel, LLP (contained in
                  Exhibit 5 above)

24                Powers of Attorney (filed herewith at pages II-6 and II-7)

Item 17.  Undertakings.

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i)      To include any  prospectus  required by
Section  10(a)(3) of the Securities Act of 1933, as amended (the "Securities
Act");

                           (ii)     To reflect in the  prospectus  any facts or
events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the
aggregate,   represent   a   fundamental   change in the information set forth
in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                           (iii)    To include any material  information  with
respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                        SIGNATURES AND POWER OF ATTORNEY


         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Pittsford, New York, on September 30, 1998.

                            SENECA FOODS CORPORATION

                             By:/s/ Kraig H. Kayser
                                --------------------
                                    Kraig H. Kayser, President
                                    and Chief Executive Officer

         Each person whose signature appears below constitutes and appoints Kraig H. Kayser and Arthur S. Wolcott, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                                   Title                                   Date



/s/ Arthur S. Wolcott                              Chairman and Director                  September 30, 1998
------------------------
Arthur S. Wolcott



/s/ Kraig H. Kayser                                President, Chief Executive             September 30, 1998
------------------------                           Officer and Director
Kraig H. Kayser


                                      II-6


/s/ Philip G. Paras                                Vice President-Finance                 September 30, 1998
------------------------
Philip G. Paras


/s/ Jeffrey L. Van Riper                           Controller and Secretary               September 30, 1998
------------------------                           (Principal Accounting Officer)
Jeffrey L. Van Riper



/s/ Arthur H. Baer                                 Director                               September 30, 1998
------------------------
Arthur H. Baer


/s/ Andrew M. Boas                                 Director                               September 30, 1998
------------------------
Andrew M. Boas


/s/Robert T. Brady                                 Director                               September 30, 1998
------------------------
Robert T. Brady


/s/ David L. Call                                  Director                               September 30, 1998
------------------------
David L. Call


/s/ Edward O. Gaylord                              Director                               September 30, 1998
------------------------
Edward O. Gaylord


/s/ G. Brymer Humphreys                            Director                               September 30, 1998
------------------------
G. Brymer Humphreys


/s/ Susan W. Stuart                                Director                               September 30, 1998
------------------------
Susan W. Stuart

                                      II-7